FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces Increase in Credit Facility to US$500 Million

Toronto, Ontario (December 18, 2019) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today announced that it has secured amendments to its existing undrawn revolving credit facility (the “Facility”) including an increase in the size of the Facility from US$400 million to US$500 million on more favourable terms.

The Company will benefit from improved pricing under the amended Facility, including undrawn fees of 0.42% and drawn fees of LIBOR plus 1.875% at its current leverage ratio. This is down from undrawn fees of 0.45% and drawn fees of LIBOR plus 2.00% under the previous credit facility. The Facility remains undrawn and the Company debt free with cash and cash equivalents of US$186 million as of September 30, 2019. The maturity date of the Facility has been extended to December 17, 2023.

“The increase in our facility on more attractive terms is a reflection of the increased scale of Alamos as well as our strong operating and financial outlook. Combined with our existing cash, this further strengthens our financial flexibility with no debt and nearly US$700 million of available liquidity,” said Jamie Porter, Chief Financial Officer.

The amended Facility was joint-led by the Bank of Nova Scotia, BMO Capital Markets, and TD Securities. Additionally, the syndicate includes the Canadian Imperial Bank of Commerce, National Bank of Canada, and ING Capital LLC.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

TRADING SYMBOL: TSX:AGI NYSE:AGI

Cautionary Note

This news release includes certain statements that constitute forward-looking information within the meaning of applicable securities laws ("Forward-looking Statements"). All statements in this news release, including statements regarding potential future purchases by Alamos of its Common Shares pursuant to the NCIB, other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are Forward-looking Statements. Forward-looking Statements are generally, but not always, identified by the use of forward-looking terminology such as "expects", is “expected", "anticipates", "plans" or “is planned”, “trends”, "estimates", "intends" or “potential” or variations of such words and phrases and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms.

Alamos cautions readers not to place undue reliance on the forward-looking statements in the information and content on this news release as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, outlooks, expectations, goals, estimates or intentions expressed in the Forward-looking Statements. These factors include, but are not limited to: changes in the financial markets, changes in applicable laws and governmental regulations, fluctuations the price of gold, fluctuations in relative currency values, risks related to obtaining and maintaining necessary permits and the unpredictability of and fluctuation in the trading price of the Company’s common shares,

Additional risk factors and details with respect to risk factors affecting the Company are set out in the Company’s latest Annual Information Form and MD&A, each under the heading “Risk Factors”, available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information found in this news release. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.

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